SARA CREEK GOLD CORP.
326 S. Pacific Coast Highway, Suite 102
Redondo Beach, CA  90277

April 30, 2014

VIA EDGAR CORRESPONDENCE

H. Roger Schwall Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	Sara Creek Gold Corp. Preliminary Information Statement on Schedule 14C Filed March 20, 2014 File No. 0-52892

Dear Mr. Schwall:

Reference is made to your letter, dated April 8, 2014, relating to the Preliminary Information Statement on Schedule 14C (as amended, the “Schedule 14C”) filed by Sara Creek Gold Corp. (the “Company”) on March 20, 2014.

With respect to the Schedule 14C, your letter dated April 8, 2014, and any additional comments that the Company may receive from the staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the Company’s disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We appreciate the staff’s assistance in this matter.

Very truly yours,

/s/ Darren Katic

Darren Katic Chief Executive Officer